Exhibit 21.1

Subsidiaries of Severn Bancorp, Inc.

The following is a list of subsidiaries of Severn Bancorp, Inc. at December 31, 2010. All entities listed below are subsidiaries of Severn Bancorp, Inc. and, if indented, subsidiaries of the entity under which they are listed.

Entity	Jurisdiction of Formation
Severn Savings Bank, FSB.	United States of America (federally chartered savings association)
Louis Hyatt, Inc. (d/b/a Hyatt Commercial)	Maryland
HS West, LLC	Maryland
Severn Financial Services Corporation	Maryland
SSB Realty Holdings, LLC	Maryland
SSB Realty Holdings II, LLC	Maryland
Homeowners Title and Escrow Corporation	Maryland
SBI Mortgage Company	Maryland
Crownsville Development Corporation (d/b/a Annapolis Equity Group)	Maryland
Crownsville Holdings I, LLC	Maryland

Exhibit 21.1 - - Page 1 - -